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SEC FILE NUMBER
8-69777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CALAMAR FINANCIAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3949 FOREST PARKWAY, SUITE 300
(No. and Street)

WHEATFIELD	NY	14120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL CHIAROVANO	212-668-8700	MCHIAROVANO@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + PARTNERS CPA'S, PLLC
(Name – if individual, state last, first, and middle name)

10 WINTHROP ST	ROCHESTER	NY	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAMON WOJCIECHOWSKI _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CALAMAR FINANCIAL GROUP, LLC _____ , as of 12/31 _____ , 2 023 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

PRESIDENT

_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALAMAR FINANCIAL GROUP, LLC

FINANCIAL STATEMENT
WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2023

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

CALAMAR FINANCIAL GROUP, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2023

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of Calamar Financial Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calamar Financial Group, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Calamar Financial Group, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Calamar Financial Group LLC's management. Our responsibility is to express an opinion on Calamar Financial Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Calamar Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs PLLC

We have served as Calamar Financial Group LLC's auditor since 2017.

Rochester, New York

March 6, 2024

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

CALAMAR FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS:

Cash	$	129,741
Accounts receivable		242,427
Prepaid commissions		43,200
Due from Parent		11,655
Investment in securities, at fair value		17
Other assets		12,443
TOTAL ASSETS	$	439,483

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	84,865
Deferred revenue		48,000
Accounts payable and accrued expenses		35,519
TOTAL LIABILITIES		168,384
MEMBER'S EQUITY		271,099
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	439,483

The accompanying notes are an integral part of these financial statement.

CALAMAR FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

Note 1 - Nature of Business

Calamar Financial Group, LLC (the "Company"), was formed on February 2, 2016 as a Delaware limited liability company. The Company is a wholly-owned subsidiary of Calamar Capital Network, LLC (the "Parent"). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities are, mutual fund retailer, broker or dealer selling variable life insurance or annuities and private placement of securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. As of January 1, 2023 and December 31, 2023, no bad debts were included in the statement of income. No allowance for doubtful accounts was required at January 1, 2023 and December 31, 2023.

Income Taxes
As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2023, management has determined that there are no material uncertain income tax positions. The Company's member files income tax returns in the U.S. federal jurisdiction, and various states. The 2020 through 2023 tax years of the Member generally remain subject to examination by the various tax authorities.

Revenue and Expense Recognition

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition (continued)

Private Placement Fees
The Company engages in private placements of securities for business entities that want to raise funds through a sale of private securities. Revenues are earned from retainer fees and success fees arising from securities offerings in which the Company acts as a best efforts agent. Revenue for both retainers and success fees are recognized on the closing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Retainers received from customers prior to recognizing revenue are reflected in deferred revenue. At December 31, 2023 deferred revenue was $48,000.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisor and hedge fund performance fees
The Company receives trailer fees from having placed investors at hedge funds and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Performance fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees.

Trading gains and losses
Trading gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and gross basis.

Other income
Other income includes various reimbursements from registered representatives of the Company. The Company charges its reps back for certain expenses (regulatory fees, insurance) as they are incurred by the Company.

Costs to Obtain or Fulfill a Contract with a Customer
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of January 1, 2023 and December 31, 2023, the contract asset balance, included as prepaid commissions on the statement of financial condition, were $48,300 and $43,200, respectively.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2023 and December 31, 2023, the contract liabilities, included as deferred revenue on the statement of financial condition, were $58,000 and $48,000, respectively.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition (continued)

Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 3 - Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2023, the amount in excess of insured limits of $250,000 was $0.

Revenue

During the year ended December 31, 2023, approximately 42% of the Company's revenue was from two customers.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $34,692 which was $23,466 in excess of its required minimum net capital of $11,226. The Company's percentage of aggregate indebtedness to net capital was 485.37% as of December 31, 2023.

Note 5 - Fair Value Measurement

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Note 5 - Fair Value Measurement (Continued)

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2023:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 17	$ -	$ -	$ 17
Total	**$ 17**	**$ -**	**$ -**	**$ 17**

There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2023.

For the year ended December 31, 2023, the realized gain on investments was $1, respectively, resulting in a net trading gain of $1 as shown on the statement of income.

The Company is exposed to credit risk and fluctuations in the values of its investment portfolio.

The Company's investments can be negatively affected by changes in liquidity, credit deterioration, financial results, market and economic conditions, political risk, sovereign risk, interest rate fluctuations or other factors. As a result, the value and liquidity of the Company's cash, cash equivalents, and marketable and non-marketable securities may fluctuate substantially. Therefore, although the Company has not realized any significant losses on its cash, cash equivalents, and marketable and non-marketable securities, future fluctuations in their value could result in significant losses and could have a material adverse impact on the Company's results of operations and financial condition.

Note 6 - Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statements due to the nature of their expense sharing agreement.

Note 7 - Related-Party Transactions

The Company entered into an expense sharing agreement ("ESA") with the Parent to allocate a portion of overhead expenses. These overhead expenses include operational costs such as occupancy, shared compensation and benefits and utilities; the overhead expenses are calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. For the year ending December 31, 2023, the occupancy, of $9,600 and shared compensation, of $21,228 were reflected on the Statement of Income. The utilities, of $1,200, were included in other expenses on the Statement of Income for the year ending December 31, 2023. As of December 31, 2023, the amounts owed to the member for expenses paid under the ESA was $0. The balance due from the Parent as of December 31, 2023 was $11,655.

The Company entered into a revenue agreement with a related party hedge fund, Calamar Lifestyle Senior Housing Fund II, LLC, for the marketing of this hedge fund that is under common ownership. The revenue received from the affiliate for the year ended December 31, 2023 was $0. As of December 31, 2023 the affiliate owed the Company $116,500, which is reflected in the accounts receivable balance on the statement of financial condition.

The Company pays for parent expenses with the Company's credit card, which is then reimbursed by the Parent. As of December 31, 2023, the Company has payable balance of $0, which is classified as Due to Parent in the accompanying Statement of Financial Condition.

Note 8 - Commitments and Contingencies

The Company has no commitments or contingencies that would materially affect the Company's financial position or results of operations as of December 31, 2023.

Note 9 - Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.